Exhibit 4.47

SECONDMENT AGREEMENT

This Secondment Agreement (this “Agreement”) is made and entered effective as of the 1st day of January, 2019 (the “Effective Date”) by and between Aenco Limited, a company incorporated under the laws of Samoa whose registered office is at Ground Floor NPF Building, Beach Road, Apia, Samoa (hereinafter referred to as the “Aenco”), and Aptus Management Limited a company incorporated under the laws of the Hong Kong with limited liability whose registered office is at 17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong (hereinafter referred to as the “Aptus”).

WHEREAS:

Aenco has agreed to make available to Aptus the services of the Secondees (as defined below). The Services (as defined below) will be provided by Aenco on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants hereinafter set forth, the parties do hereby agree as follows:

1. DEFINITIONS

In this Agreement the following words and expressions have the meanings respectively set opposite them:

“Agreement” shall mean this Agreement entitled “Secondment Agreement”, may be amended in writing from time to time by the parties hereto.

“Secondee(s)” shall mean any Secondees to be seconded to Aptus pursuant to the provisions of this Agreement.

“Hong Kong Dollars” shall mean dollars of the Hong Kong.

2. SCOPE OF AGREEMENT

(a) Subject to the terms and upon the conditions of this Agreement, Aenco hereby undertakes to assign to Aptus, certain of its Secondees for secondment to Aptus from time to time during the term hereof, to assist Aptus in the conduct of Information Technology’s development and maintenance activities for Aptus’ affiliates.

(b) Aenco shall be an independent contractor engaged by Aptus to make the Secondees available for the purposes of this Agreement.

3. DUTIES OF SECONDEES

During the period of the respective secondment, each Secondee shall be integrated into the organization of Aptus only to the extent necessary to carry out his or her assigned functions, and each Secondee shall perform the particular duties and assume the responsibilities attendant upon his or her assigned position as may be properly required by the management of Aenco.

4. SCOPE OF SECONDEMENT SERVICES

Secondees are enlisted to design, develop, and maintain in collaboration with the employees and expert advisers affiliated to Aptus, a range of technical and specialized software applications, including but not limited, blockchain applications, de-centralized applications, hybrid infrastructure solutions encompassing cloud computing and database management, to be applied across different use cases and are expected to streamline various business segments throughout the affiliate group of Aptus (the “Deliverables”).

The Deliverables include, but not limited to, the creation of original intellectual property, development of distributed ledger technology platforms, software applications, decentralized computing power networks, and other technological enhancements where relevant, to enhance medical research collaboration, therapeutic drug discovery, medical services delivery, data management, data sharing, data security, and any related initiatives as related to the business operations of Aptus and its affiliated group.

Upon design and development of the Deliverables, Secondees are entrusted to deploy, maintain, and provide ongoing servicing of the systems, software, infrastructure, and technology tools to Aptus and its affiliated group companies. Secondees may further be required to provide user training and guidance where relevant as post delivery services in so far for the duration and validity of this Agreement, and any subsequent renewal terms of the Agreement, to be mutually agreed in writing by the parties at a subsequent date.

5. CHARGES AND FEES / PAYMENT

During the period of secondment services, Aptus shall pay all salary and benefits amounted to HK$540,000 per month not later than the 25th day of each month.

Aenco shall be responsible for and shall pay the cost of Secondees’ relocation to and from the location where the Secondees will reside or work in Hong Kong in connection with the assigned duties and responsibilities of Secondees.

6. INDEMNITY

Each party agrees to fully indemnify and keep fully indemnified the other party on demand against all actions, claims, costs, liabilities and losses that are made, suffered or incurred as a consequence of or which relate to or arise directly or indirectly from the other party’s failure to perform its obligations hereunder.

7. ASSIGNMENT

Aenco shall not assign or transfer the whole or any part of this Agreement without the prior written approval of Aptus.

8. DURATION /TERMINATION

This Agreement shall commence on the Commencement Date and, subject to the remaining terms of this Agreement shall terminate upon December 31, 2019.

Services may be terminated by either party by giving the other party a written notice three months in advance.

9. APPLICABLE LAW

The secondment arrangement provided for under this Agreement is conditional on the Secondees possessing at all times authorization under the applicable laws of the Hong Kong Special Administrative Region to perform work for compensation in Hong Kong.

10. CONFIDENTIALITY

Aenco agrees that while providing his services to Aptus, the Secondees is likely to obtain and have access to both Aptus’ and Aenco’s confidential information and:

(a) such information is confidential to the parties;

(b) all documents, plans, computer programs, specifications, files and any other written or machine-readable work produced by the Secondees for Aptus or for Aenco will belong to that party; and

(c) Aenco and Aptus shall comply with all applicable data protection laws.

11. COUNTERPARTS

This Agreement may be executed in separate counterparts, which may be delivered by electronic mail in PDF or another electronic format, and each of which will be deemed an original and all of which together will constitute one and the same agreement.

To signify their assent to the terms of this Agreement, the parties have executed this Agreement on the dates set forth under their signatures, which appear below.

For and on behalf of
Aptus Management Limited

By:
Authorised Signatory(ies)

Dated:

For and on behalf of
Aenco Limited

By:
Authorised Signatory(ies)

Dated:

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